Exhibit 12.1

Nexeo Solutions Holdings, LLC and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented ($ in millions). All Successor periods have been revised to reflect adjustments for discontinued operations related to the sale of the North American composites business on July 1, 2014. All Predecessor financial data represents a carve-out financial statement presentation of the Distribution Business, which was an unincorporated commercial unit of Ashland. This predecessor financial data does not reflect adjustments for discontinued operations related to the sale of the North American composites business due to unavailability of certain data and insufficient detail for other data which would be required to complete the necessary adjustments.

	Successor				Predecessor
	Fiscal Year Ended September 30,			For the Period from November 4, 2010 (inception) to September 30,	Six Months Ended March 31,	Fiscal Year Ended September 30,
	2014 (1)	2013	2012 (2)	2011 (3)	2011	2010

Income (loss) from continuing operations before taxes	$(4.9)	$0.1	$(17.9)	$(87.0)	$40.4	$55.9

Add:
Fixed Charges	65.2	59.2	46.9	25.5	0.5	0.9

Total adjusted earnings (loss)	$60.3	$59.3	$29.0	$(61.5)	$40.9	$56.8

Fixed Charges:
Interest expense	55.8	48.1	38.8	21.7	—	—
Amortized premiums, discounts and capitalized interest expenses related to debt	8.2	10.1	6.6	3.2	—	—
Estimated interest expense within rental expense	1.2	1.0	1.5	0.6	0.5	0.9

Total fixed charges	$65.2	$59.2	$46.9	$25.5	$0.5	$0.9

Ratio of earnings to fixed charges	—	1.00	—	—	77.91	63.63

(1)	For the fiscal year ended September 30, 2014, our earnings were insufficient to cover our fixed charges by approximately $4.9 million.

(2)	For the fiscal year ended September 30, 2012, our earnings were insufficient to cover our fixed charges by approximately $17.9 million.

(3)	For the period from November 4, 2010 (inception) to September 30, 2011, our earnings were insufficient to cover our fixed charges by approximately $87.0 million.